UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934


                        CHEQUEMATE INTERNATIONAL, INC.
                    _____________________________________
                               (Name of Issuer)


                                 COMMON STOCK
                      __________________________________
                        (Title of Class of Securities)


                                  164 126 203
                           _______________________
                                (CUSIP Number)


                William J. Brinkmeier, II., 5414 Guinevere Dr.
                  St. Charles, Missouri 63304, 636-441-8688
         ____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                              December 30, 2000
           _______________________________________________________
           (Date of Event which Requires filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.) [ ]

CUSIP NO. 164 126 203 PAGE 1 OF 4 PAGES
================================================================
1 |   NAME OF REPORTING PERSON
  |   William J. Brinkmeier, II
  |
  |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  |   ###-##-####
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  |
2 |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  |    A)
  |    B) X -Officer and Director of VisionComm, Inc. , which was
  |       acquired pursuant to the terms of a Stock Purchase
  |       Agreement on or beforen December 30, 2000 (See Item 3
  |       below).  The reporting person disclaims membership in a
  |       group.
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  |
3 |   SEC USE ONLY
  |
  |
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  |
4 |   SOURCE OF FUNDS
  |
  |   OO- Stock of issuer was received by reporting person,
  |   together with additional consideration, in exchange for
  |   stock of VisionComm, Inc. ("VCI") held by reporting person,
  |   in connection with the acquisition of VCI (See Item 3 and 4
  |   below).
  |
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  |
5 |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  |   PURSUANT TO ITEMS 2(D) OR 2(E)
  |
  |
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  |
6 |   CITIZENSHIP OR PLACE OF ORGANIZATION
  |
  |   U.S.A.
  |
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             |
NUMBER OF    |7  SOLE VOTING POWER 869406 of Common Stock
SHARES       |   together with warrants to purchase an additional
BENEFICIALLY |   973736 shares of common stock at any time prior
OWNED BY     |   to April 30, 2002 at a price of one dollar
EACH         |   ($1.00) per share.
REPORTING    |---------------------------------------------------
PERSON       |8  SHARED VOTING POWER
             |   0 Shares
             |---------------------------------------------------

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CUSIP NO. 164 126 203 PAGE 2 OF 4 PAGES

             ----------------------------------------------------
             |9  SOLE DISPOSITIVE POWER
             |   869,406 Shares of Common Stock (see number 7
             |   above; and Items 3 and 4 below).
             |
             |10 SHARED DISPOSITIVE POWER
             |   0 Shares
-----------------------------------------------------------------
   |
11 |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   |    PERSON
   |
   |    A total of 869,406 Shares of Common Stock (See Number 7
   |    above, and Items 3 and 4 below). .
   |
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   |
12 |    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   |    CERTAIN SHARES
   |
   |
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   |
13 |    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   |
   |    5.32%
-----------------------------------------------------------------
   |
14 |    TYPE OF REPORTING PERSON
   |
   |    IN
   |
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ITEM 1 - SECURITY AND ISSUER.
----------------------------

    This Schedule 13D relates to the common stock ("Common Stock") of Chequemate International, Inc. ("CII"). The address of the principal executive offices of CII is 124 Ferry Street, S.W., Albany, Oregon 97321. Prior to Mr. William J. Brinkmeier II being able to file this Schedule 13D by the Edgar system, an original and the requisite amount of copies were sent, via courier, and received, by the Securities and Exchange Commission, on or about January 10, 2001.

ITEM 2 - IDENTITY AND BACKGROUND.
---------------------------------

     This Schedule D is filed by William Brinkmeier, II., whose home address is 5414 Guinevere Dr., St. Charles, Missouri 63304. Mr. Brinkmeier is the President of VisionComm, Inc., a Delaware corporation ("VCI"), which was recently acquired by CII under the terms of a stock purchase agreement (the "Stock Purchase
Agreement").   Mr. Brinkmeier has not been convicted in a
criminal proceeding (excluding traffic violations or similar misdemeanors) during

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CUSIP NO. 164 126 203 PAGE 3 OF 4 PAGES

the last five years nor has Mr. Brinkmeier been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Brinkmeier is a citizen of the United States.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

      The stock reported herein by the reporting person, has been acquired pursuant to the terms of the Stock Purchase Agreement between Chequemate International, Inc. ("Chequemate" or "the issuer") and VisionComm, Inc. ("VCI"), dated December 19, 2000,
and substantially completed on December 30, 2000.   Under the
terms of the Stock Purchase Agreement, the VCI shareholders received stock of the issuer, together with promissory notes totalling $2,800,000, in exchange for all of the outstanding shares of common stock of VCI. The Stock Purchase Agreement entitles the reporting person to a total of 869,406 shares of common stock of the issuer, and Warrants, entitling the reporting person to acquire an additional 973,736 shares of common stock of the issuer, at an exercise price of $1.00 per share, exercisable at any time prior to April 30, 2002. In addition, the reporting person will be issued a promissory note (the "note") in the principal amount of $937,736, bearing interest at 8% per annum, due and payable in full on April 30, 2002 (the "due date"). At any time prior to the due date, the note is convertible at the election of the holder into shares of common stock of the issuer at a price of $3.50, or at the issuer's election if the issuer's common stock is trading at a price of $7.00 or greater for any period of sixty (60) trading days.

     The Stock Purchase Agreement also includes a "repricing" provision, which entitles the VCI shareholders, including the reporting person, to receive additional common stock of the issuer, if the average closing bid price(s) of the issuer's common stock is less than $2.00 per share during the give (5) business days preceding the "repricing date," defined as the earlier of one year from the closing date (December 30, 2000), or the date the issuer files a registration statement which includes the initial shares received by the VCI shareholder. On the "repricing date," as defined, the issuer is required to issue to the VCI shareholders, a sufficient number of shares to equal a total value of $5,000,000 for the VCI shareholders, based on the average bid price of the issuer's common stock during such
repricing period.   Such additional stock shall not exceed a
total of 10,000,000 shares in the aggregate, for all VCI shareholders, or a total of 3,477,624 shares for the reporting person.

ITEM 4 - PURPOSE OF TRANSACTION.
-------------------------------

    See Item 3 above. The transaction was entered into for the purpose of acquiring all of the outstanding common stock of VCI.

ITEM 5 - INTEREST IN SECURITIES OF ISSUER.

     The reporting person presently holds a total of 869,406 shares of common stock, or approximately 5.32% of the outstanding common stock of the issuer, subject to increase and adjustments as described in Item 3. The reporting person has sole voting power and dispositive power of such shares.

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CUSIP NO. 164 126 203 PAGE 4 OF 4 PAGES

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
---------------------------------------------------
RELATIONSHIPS.
-------------

None.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------
    Attached hereto as Exhibit 1, is the Amended Stock Purchase
Agreement between the issuer and VCI and the VCI shareholders.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               /s/ William J. Brinkmeier, II
Date:   January 9th, 2001    _________________________________
                                   Signature


                                   William J. Brinkmeier, II
                             _________________________________
                                   Name/Title